Filed pursuant to 424(b)(3)
Registration No. 333-141853

PROSPECTUS SUPPLEMENT NO. 9
TO PROSPECTUS DATED JULY 31, 2007
(as supplemented by Prospectus Supplement No. 1 dated August 21, 2007,
Prospectus Supplement No. 2 dated September 17, 2007,
Prospectus Supplement No. 3 dated September 24, 2007,
Prospectus Supplement No. 4 dated October 3, 2007,
Prospectus Supplement No. 5 dated October 22, 2007,
Prospectus Supplement No. 6 dated November 14, 2007,
Prospectus Supplement No. 7 dated December 4, 2007, and
Prospectus Supplement No. 8 dated February 4, 2008.)

SMART ONLINE, INC.
8,707,051
SHARES OF COMMON STOCK

This prospectus supplement supplements our prospectus dated July 31, 2007 as previously supplemented, which we generally refer to as the prospectus, relating to the resale of up to 8,707,051 shares of our common stock by the selling security holders named in this prospectus and the person(s) to whom such security holders may transfer their shares. These shares consist of:
·	7,051,136 currently outstanding shares; and

·	1,655,915 shares issuable upon exercise of outstanding warrants held by the selling security holders.

The selling security holders named in this prospectus are offering all of the shares of common stock offered through this prospectus. No shares are being offered by us.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement includes the attached Current Report on Form 8-K, filed with the Securities and Exchange Commission, or the SEC, on February 22, 2008, and the attached Current Report on Form 8-K/A, filed with the SEC on February 11, 2008.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is February 25, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	February 15, 2008

Smart Online, Inc.
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	001-32634	95-4439334
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

2530 Meridian Parkway, 2nd Floor, Durham, North Carolina		27713
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:		919-765-5000

Not Applicable
______________________________________________
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On February 20, 2008, Smart Online, Inc. (the "Company") entered into a revolving credit arrangement with Paragon Commercial Bank ("Paragon"). The line of credit advanced by Paragon is $2.47 million and can be used for general working capital. Any advances made on the line of credit must be paid off no later than February 19, 2009, with monthly payments being applied first to accrued interest and then to principal. The interest shall accrue on the unpaid principal balance at the Wall Street Journal’s published prime rate minus one half percent. The line of credit is secured by an irrevocable standby letter of credit in the amount of $2.47 million issued by HSBC Private Bank (Suisse) S.A. ("HSBC") with Atlas Capital, S.A. ("Atlas"), a current stockholder of the Company, as account party. The Company also has agreed with Atlas that in the event of a default by the Company in the repayment of the line of credit that results in the letter of credit being drawn, the Company shall reimburse Atlas any sums that Atlas is required to pay under such letter of credit. At the sole discretion of the Company, these payments may be made in cash or by issuing shares of the Company’s common stock, $0.001 par value per share, at a set per share price of $2.50.

This line of credit replaces the Company’s line of credit with Wachovia Bank, NA ("Wachovia"), which the Company paid off as described below under Item 1.02. As an incentive for the letter of credit from Atlas to secure the Wachovia line of credit, the Company had entered into a Stock Purchase Warrant and Agreement dated January 15, 2007 with Atlas (the "Warrant Agreement"). Under the terms of the Warrant Agreement, Atlas received a warrant to purchase up to 444,444 shares of the Company’s common stock at $2.70 per share within 30 business days of the termination of the Wachovia line of credit or if the Company is in default under the terms of the line of credit with Wachovia. In consideration for Atlas providing the Paragon letter of credit, the Company has agreed to amend the Warrant Agreement to provide that the warrant is exercisable within 30 business days of the termination of the Paragon line of credit or if the Company is in default under the terms of the line of credit with Paragon.

Item 1.02 Termination of a Material Definitive Agreement.

On February 15, 2008, the Company repaid the full outstanding principal balance of $2,052,000 and accrued interest of $2,890 outstanding under its revolving credit arrangement with Wachovia. The line of credit advanced by Wachovia was $2.5 million to be used for general working capital purposes. Any advances made on the line of credit were to be paid off no later than August 1, 2008. The line of credit was secured by the Company's deposit account at Wachovia and the irrevocable standby letter of credit issued by HSBC with Atlas, both of which were released by Wachovia.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above in Item 1.01 is hereby incorporated by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) and (e)

On February 18, 2008, the Company accepted the resignation of Mr. Joseph Francis Trepanier III, its Chief Operating Officer, and promoted Neile King, its Director of Operations and Vice President of Business Services, to the position of Chief Operating Officer.

In connection with his separation from the Company, the Company and Mr. Trepanier have agreed that he will receive the following, subject to execution and delivery by Mr. Trepanier of a standard severance agreement:

• An amount equal to two months of his current salary (less applicable taxes and withholdings); and

• An amount equal to two months of the premium cost of his dental, medical, vision, long-term and short-term disability, and life insurance benefits (grossed up to reflect applicable taxes and withholdings); and

• Acceleration of the lapsing of restrictions of certain shares of restricted common stock issued pursuant to the Restricted Stock Agreement between Mr. Trepanier and the Company dated August 15, 2007, such that the restrictions with respect to 3,125 shares of the restricted common stock scheduled to lapse on May 15, 2008 now lapse on February 18, 2008.

(c)

On February 18, 2008, the Company appointed Neile King as the Company’s new Chief Operating Officer. Prior to this appointment, Mr. King has served as the Company’s Director of Operations and Vice President of Business Services since September 2007. Prior to joining the Company, from March 2006 to September 2007, Mr. King was the Director of Operations at DataFlux Corporation, a SAS company and data quality vendor. From April 1999 to July 2005, Mr. King held several management positions within the IT Solutions group in the Operations, Marketing, Contracts Management, and Sales Operations organizations with Hill-Rom Company, Inc., a healthcare information technology services provider.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Smart Online, Inc.

February 22, 2008	By:	Nicholas A. Sinigaglia
Name: Nicholas A. Sinigaglia
Title: Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 27, 2007

SMART ONLINE, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 001-32634

Delaware	95-4439334
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2530 Meridian Parkway, 2nd Floor
Durham, North Carolina, 27713
(Address of principal executive offices and Zip Code)

Registrant’s telephone number, including area code: (919) 765-5000

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

This amendment to the Current Report on Form 8-K filed by Smart Online, Inc. (the “Company”) with the Securities and Exchange Commission on December 3, 2007 is filed solely to correct two inadvertent errors in the exhibits filed with the original Form 8-K and incorporated therein by reference. The wrong form of restricted stock agreement was filed as Exhibit 10.1 to the original Form 8-K and is being replaced by the correct form of restricted stock agreement, which is filed as Exhibit 10.1 to this amendment. In addition, a typographical error was discovered in Exhibit 10.5 to the original Form 8-K, and a corrected Exhibit 10.5 is filed with this amendment to replace the prior exhibit. Other than the items described above, this amendment does not amend any other information previously filed in the original Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Form Restricted Stock Agreement for Employees

10.2
Employment Agreement with David E. Colburn, dated November 30, 2007 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 3, 2007)

10.3	Form Restricted Stock Agreement (Non-Employee Directors) (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 3, 2007)

10.4	Cash Bonus Program, November 2007 (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 3, 2007)

10.5	Equity Award Program, November 2007

99.1	Press Release, dated December 3, 2007 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 3, 2007)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SMART ONLINE, INC.

February 11, 2008	By:	/s/ David E. Colburn
Name: David E. Colburn
Title: President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Form Restricted Stock Agreement for Employees

10.2
Employment Agreement with David E. Colburn, dated November 30, 2007 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 3, 2007)

10.3	Form Restricted Stock Agreement (Non-Employee Directors) (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 3, 2007)

10.4	Cash Bonus Program, November 2007 (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 3, 2007)

10.5	Equity Award Program, November 2007

99.1	Press Release, dated December 3, 2007 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 3, 2007)

Exhibit 10.1

RESTRICTED STOCK AGREEMENT

THIS RESTRICTED STOCK AGREEMENT, made and entered into as of the ____ day of ___________, 2007, by and between Smart Online, Inc., a Delaware corporation (the “Company), and __________________________ (the “Employee”).

WHEREAS, in consideration of the services of the Employee, the Company is desirous of giving the Employee shares of common stock of the Company under the Company’s 2004 Equity Compensation Plan (the “Plan”) (all capitalized terms not otherwise defined herein shall have the meaning set forth in the Plan), subject to the restrictions set forth below.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises set forth below and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1. Restricted Stock Award. The Company shall issue _____________ (_______) shares of the common stock of the Company (the “Securities”) to the Employee, as part of the Employee’s compensation. The Securities are subject to the restrictions set forth in Section 4 below.

2. Employee Representations. The Employee hereby acknowledges and represents the following:

(a) Compensation. The Employee acknowledges that the Securities are part of his or her compensation from the Company.

(b) Taxes. The Employee has not relied upon the Company with respect to any tax consequences related to the acquisition or disposition of the Securities. The Employee acknowledges that the Employee may incur a substantial tax liability. The Employee assumes full responsibility for all such consequences and the filing of all tax returns and elections the Employee may be required or find desirable to file in connection therewith. In the event any valuation of the Securities purchased pursuant to its exercise must be made under federal or state tax laws and such valuation affects any return or election of the Company, the Employee agrees that the Company may determine such value and that the Employee will observe any determination so made by the Company in all returns and elections filed by the Employee. In the event the Company is required by applicable law to collect any withholding, payroll or similar taxes by reason of the grant of the Securities, the Employee agrees that the Company may withhold such taxes from any monetary amounts otherwise payable by the Company to the Employee and that, if such amounts are insufficient to cover the taxes required to be collected by the Company, the Employee will pay to the Company such additional amounts as are required.

(c) Compliance with Securities Laws. The Employee hereby agrees to comply with any plan, policy or other document of the Company approved by the Board of

Directors of the Company to ensure compliance with securities laws, rules and regulations both prior to the Termination of Service of the Employee and for one (1) year thereafter. The Company may impose stop transfer restrictions with respect to the Securities to enforce this provision.

(d) Legends. Each certificate representing Securities shall also bear any legend required by any applicable state securities law or by any other agreement to which the holder thereof is a party or by which the holder thereof is bound, including the provisions of any existing “lock-up” or similar agreements between the Employee and the Company, and including the following legend as required in Section 4, below:

THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ASSIGNED, CONVEYED OR PLEDGED ONLY UPON COMPLIANCE WITH THE TERMS AND CONDITIONS OF A RESTRICTED STOCK AGREEMENT, AS THE SAME MAY BE AMENDED OR REPLACED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE WITH, AND AVAILABLE FOR INSPECTION AT THE OFFICES OF THE SECRETARY OF THE CORPORATION.

3. Condition to Issuance. The representations, warranties, understandings, acknowledgments and agreements in this Agreement are true and accurate as of the date hereof, shall be true and accurate as of the date of the issuance of the Securities by the Company and shall survive thereafter.

4. Restrictions. The Securities described above shall be subject to the following restrictions:

(a) Restriction Period; Lapse of Restriction. The Employee agrees not to transfer, assign or sell the Securities, without the express written consent of the Company, which may be granted or withheld in the sole discretion of the Company. This restriction shall expire and cease to be of any effect with respect to the number of shares equal to ___________________________________________________________________________________; provided that this restriction shall lapse with respect to an increment as specified only if the Employee is employed by the Company on the specified date for such increment. Shares representing the Securities shall bear a legend to such effect.

The schedule set forth above is cumulative, so that the Securities as to which the restriction has lapsed on and after a date indicated by the schedule may be transferred, assigned, or sold at any subsequent date.

(b) Acceleration of Lapse of Restriction. Upon a Change of Control or Corporate Reorganization, as defined below, the restriction set forth in Section 5(a) shall accelerate so as to lapse as to all of the Securities to which the restriction applies on the date of such event.

(i) A “Change in Control” shall be deemed to have occurred if, after the class of stock then subject to this Agreement becomes publicly traded, (1) the direct or indirect beneficial ownership (within the meaning of Section 13(d) of the Act and Regulation 13D thereunder) of fifty percent (50%) or more of the class of securities then subject to this Agreement is acquired or becomes held by any person or group of persons (within the meaning of Section 13(d)(3) of the Act), but excluding the Company and any employee benefit plan sponsored or maintained by the Company, or (2) assets or earning power constituting more than fifty percent (50%) of the assets or earning power of the Company and its subsidiaries (taken as a whole) is sold, mortgaged, leased or otherwise transferred, in one or more transactions not in the ordinary course of the Company’s business, to any such person or group of persons; provided, however, that a Change in Control shall not be deemed to have occurred upon an investment by one or more venture capital funds, Small Business Investment Companies (as defined in the Small Business Investment Act of 1958, as amended) or similar financial investors. For the purposes of this Agreement, the class of stock then subject to this Agreement shall be deemed to be “publicly traded” if such stock is listed or admitted to unlisted trading privileges on a national securities exchange or as to which sales or bid and offer quotations are reported in the automated system operated by the National Association of Securities Dealers, Inc.

(ii) A “Corporate Reorganization” means the happening of any one (1) of the following events: (1) the dissolution or liquidation of the Company; (2) a capital reorganization, merger or consolidation involving the Company, unless (A) the transaction involves only the Company and one or more of the Company’s parent corporation and wholly-owned (excluding interests held by employees, officers and directors) subsidiaries; or (B) the shareholders who had the power to elect a majority of the board of directors of the Company immediately prior to the transaction have the power to elect a majority of the board of directors of the surviving entity immediately following the transaction; (3) the sale of all or substantially all of the assets of the Company to another corporation, person or business entity; or (4) an acquisition of Company stock, unless the shareholders who had the power to elect a majority of the board of directors of the Company immediately prior to the acquisition have the power to elect a majority of the board of directors of the Company immediately following the transaction; provided, however, that a Corporate Reorganization shall not be deemed to have occurred upon an investment by one or more venture capital funds, Small Business Investment Companies (as defined in the Small Business Investment Act of 1958, as amended) or similar financial investors.

5. Effect of Termination of Service. The restriction on the Securities shall lapse as specified in Section 4 above until the Termination of Service of the Employee for reasons other than death, Disability or Retirement. Pursuant to Section 7.6 of the Plan, where the Termination of Service is for death, Disability or Retirement, than the Committee shall determine, in its sole discretion, whether to waive any remaining restriction.

All shares of the Securities still subject to the restriction set forth in Section 5 shall be forfeited by the Employee and reacquired by the Company on such date. Upon such date, the Employee shall have no further rights to any Securities to which the restriction has not lapsed.

6. Rights as Stockholder. The Employee shall have all rights as a stockholder with respect to the Securities; provided, however, any dividends or distributions on the Securities shall be automatically deferred and reinvested as restricted Securities subject to the same restrictions set forth in this Agreement.

7. Incorporation of the Plan. The terms and conditions included in the Plan, the receipt of a copy of which Participant hereby acknowledges by execution of this Agreement, are incorporated by reference herein, and to the extent that any conflict may exist between any term or provision of this Agreement and any term or provision of the Plan, such term or provision of the Plan shall control.

8. Governing Law. This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Delaware, as such laws are applied by Delaware courts to agreements entered into and to be performed in Delaware, and shall be binding upon the Employee, the Employee’s heirs, estate, legal representatives, successors and assigns and shall inure to the benefit of the Company and its successors and assigns.

9. Miscellaneous. This Agreement and the Plan constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior or contemporaneous representations, warranties, agreements and understandings in connection therewith, other than any existing “lock-up” or similar agreements between the parties which by their terms would apply to the Securities. This Agreement may be amended only by a writing executed by all parties hereto. This Agreement may be executed in one or more counterparts.

IN WITNESS WHEREOF, Employee has executed this Restricted Stock Agreement effective as of the date first written above.

EMPLOYEE:	SMART ONLINE, INC.

By:________________________	By:_________________________
Name: ______________________
Title: _______________________
Print Name:__________________
Address:_____________________
_____________________
_____________________

Exhibit 10.5

SMART ONLINE, INC.

Equity Award Program

(Approved, November 2007)

The Equity Award Program of Smart Online, Inc. (the “Company”) is designed to encourage the Company’s employees to focus on its long-term performance and provide an opportunity for employees to increase their stake in the Company. All employees of the Company, including named executive officers, would be eligible to receive annual equity awards.

The equity pool of shares of restricted stock available for award under the program is equal to the number of shares resulting from subtracting from 1,000,000 shares the following: (1) the number of outstanding shares of restricted stock as of December 12, 2007, and (2) the number of shares issuable upon exercise or exchange of outstanding options. The resulting pool of restricted shares is to be distributed over the next five years in equal annual amounts. The chief executive officer of the Company will provide recommendations for such restricted stock awards at the board of director’s meeting held during the fourth quarter of each fiscal year, with awards to be granted as of January 1 of the following fiscal year. The restrictions on the shares of restricted stock granted to an employee would lapse as to 50% of such shares on the second anniversary of the grant date, as to 25% of such shares on the third anniversary of the grant date, and as to 25% of such shares on the fourth anniversary of the grant date.